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SECU SSION

SEC Mail Processing Section

MAY 30 2012

Washington DC 405

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68718

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/31/2011 AND ENDING 03/31/2012
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: United First Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 Copthall Avenue
(No. and Street)

London	United Kingdom	EC2R7 BP
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Acquavella, Chiarelli, Shuster, Berkower & Co. LLP
(Name – *if individual, state last, first, middle name*)

517 Route 1 South, Suite 4103	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael Simon Hadjedj, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of United First Partners LLC, as of March 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHIRA TABIB
Notary Public, State of New York
No.01TA6076013
Qualified in Westchester County
Commission Expires June 17, 2014

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED FIRST PARTNERS LLC
(A DEVELOPMENT STAGE COMPANY)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

PERIOD FROM JULY 31, 2011
(COMMENCMENT OF OPERATIONS) TO
MARCH 31, 2012

UNITED FIRST PARTNERS LLC
(A DEVELOPMENT STAGE COMPANY)

CONTENTS

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

One Penn Plaza
36th Floor
New York, NY 10119
212.867.1319

INDEPENDENT AUDITORS' REPORT

To the Member of
United First Partners LLC

We have audited the accompanying statement of financial condition of **United First Partners LLC** (the "Company") as of March 31, 2012, and the related statements of operations, changes in member's equity and cash flows for the period from July 31, 2011 (commencement of operations) to March 31, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **United First Partners LLC** as of March 31, 2012 and the results of its operations and its cash flows for the period from July 31, 2011 (commencement of operations) to March 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplementary schedules required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
May 29, 2012

UNITED FIRST PARTNERS LLC
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF FINANCIAL CONDITION

	Period from July 31, 2011 (Commencement of Operations) to March 31, 2012
ASSETS	
Cash	$ 392,698
Restricted cash	313,937
Property and equipment	416,976
Prepaid expenses	3,633
Deposits	64,278
Total assets	$ 1,191,522
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 307,760
Due to affiliates	15,462
Total liabilities	323,222
Member's equity	868,300
Total liabilities and member's equity	$ 1,191,522

See accompanying notes to financial statements.

UNITED FIRST PARTNERS LLC
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF OPERATIONS

	Period from July 31, 2011 (Commencement of Operations) to March 31, 2012
Revenues	
Interest income	$ 237
Expenses	
Rent and occupancy costs	75,626
Professional fees	75,224
Employee compensation and benefits	42,817
Regulatory fees	9,170
Travel and entertainment	2,503
Office and other expenses	28,597
Total expenses	233,937
Net loss	$ (233,700)

See accompanying notes to financial statements.

UNITED FIRST PARTNERS LLC
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

	Period from July 31, 2011 (Commencement of Operations) to March 31, 2012
Capital Contributions	$ 1,102,000
Net loss	(233,700)
Member's equity, end of period	$ 868,300

See accompanying notes to financial statements.

UNITED FIRST PARTNERS LLC
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF CASH FLOWS

	Period from July 31, 2011 (Commencement of Operations) to March 31, 2012
Cash flows from operating activities	
Net loss	$ (233,700)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in assets and liabilities:	
Restricted cash	(313,937)
Prepaid expenses	(3,633)
Deposits	(64,278)
Accounts payable and accrued expenses	307,760
Due to related party	15,462
Net cash used in operating activities	(292,326)
Cash flows used in investing activity	
Purchase of property and equipment	(416,976)
Cash flows provided by financing activity	
Capital contributions	1,102,000
Net change in cash and cash, end of period	$ 392,698

See accompanying notes to financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

United First Partners LLC (the "Company") was formed in New York on August 31, 2010. The Company is wholly owned by United First Partners Holdings LLC (the "Parent"). Effective August 5, 2011, the Company became a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i), clearing all SEC Rule 15a-6 transactions on a DVP/RVP basis. The Company is not holding any customer funds or safekeeping customer securities. The Company's broker dealer activity consists of selling foreign corporate equity securities and foreign debt securities. The Company commenced its lease for office facilities on March 26, 2012 and as of May 29, 2012, the Company has not commenced its broker dealer operations.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property and Equipment

Property and equipment are valued at cost. Depreciation is computed using the straight-line method over the estimated useful lives (3-5 years) of the related assets. Leasehold improvements are amortized over the remaining life of the lease.

Restricted Cash

The Company is required to maintain cash or cash equivalents as collateral for standby letters of credit (see Note 7).

Income Taxes and Deferred Income Taxes

The Company is not a taxpaying entity for Federal income tax purposes. Income (loss) of the Company is reported on the Parent's tax returns.

Deferred tax assets and liabilities are measured using the tax rates that apply to taxable income in the period in which the deferred tax asset or liability is expected to be realized or paid. The difference is primarily due to capitalized start-up costs for income tax reporting. Valuation allowances are established to reduce deferred tax assets if it is more likely than not that some or all of the deferred tax assets will not be realized. At March 31, 2012, the Company's deferred tax asset is as follows:

Deferred tax asset	$ 58,400
Valuation allowance	(58,400)
	$ -

1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Income Taxes and Deferred Income Taxes (Continued)

In accordance with GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of March 31, 2012. The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S. federal, U.S. state and foreign tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

The Company recognizes interest and penalties related to unrecognized tax benefits in interest expense and other expenses, respectively. No interest expense or penalties have been recognized as of and for the year ended March 31, 2012.

Translation of Foreign Currency

The Company's reporting currency is the United States Dollar. Cash denominated in foreign currencies are translated into United States Dollars at the period end exchange rates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash. The Company places its cash with a high credit quality financial institution, which at times may be in excess of the FDIC insurance limit.

2. Property and Equipment

Leasehold improvements	$ 319,135
Furniture and fixtures	80,425
Office equipment	17,416
	$ 416,976

As of March 31, 2012 furniture and fixtures and office equipment was not placed in service.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1(a)(1)(ii), to compute its net capital under the alternative method, which requires the Company to maintain a minimum net capital of the greater of 2% of aggregate debit items or $250,000 minimum net capital. At March 31, 2012, the Company has net capital of $69,411, which was $180,589 under its required net capital of $250,000.

From April 16, 2012 to May 21, 2012, the Company received capital contributions from its sole member aggregating $600,000. As of May 18, 2012, the Company had net capital of $367,860.

4. Operating Leases

The Company leases an apartment space in New York City effective December 15, 2011 to December 31, 2012, at a monthly rate of $18,500.

Effective March 26, 2012, the Company entered into a lease agreement to lease office space in New York City that expires on September 30, 2017. The current monthly lease payment including escalation charges amounts to $28,804. The Company recognizes rent on a straight line basis.

Future minimum lease payments under the leases are as follows:

Year Ending March 31,	Amount
2013	$ 346,916
2014	349,452
2015	351,988
2016	354,524
2017	267,478
	$ 1,670,358

5. Restricted Cash and Lease Guarantee

The Company is required to maintain a standby letter of credit in the amount of $202,853 to guarantee payment of its leased office space. The Company maintains another standby letter of credit in the amount of $111,084 through December 31, 2012 to guarantee payment of its apartment lease. The Company has pledged deposits of $313,937 as collateral. As of March 31, 2012, no amounts were drawn on the letters of credit.

6. Related Party Transactions

Total expenses paid by affiliates for regulatory and office expenses amounted to $30,239. As of March 31, 2012, $15,462 is owed to its affiliates.

7. Subsequent Events

The Company has evaluated subsequent events for potential recognition and disclosure and has not identified any subsequent events that required adjustments or disclosure in these financial statements.

UNITED FIRST PARTNERS LLC
(A DEVELOPMENT STAGE COMPANY)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Period from July 31, 2011 (Commencement of Operations) to March 31, 2012

Total member's equity		$ 868,300
Deductions		
Non-allowable assets:		
Property and equipment	$ 416,976	
Prepaid expenses	3,633	
Deposits	64,278	
Restricted cash	313,937	
Total non-allowable assets		798,824
Net capital before haircut on foreign currency		69,476
Haircut on foreign currency		65
Net capital		$ 69,411
Computation of alternative net capital requirement		
2% of combined aggregate debit items as shown in formula for reserve requiements pursuant to Rule 15c3-3 prepared as of the net capital computation		$ -
Minimum dollar net capital requirement		250,000
Net capital requirement - greater of 2% of aggregate debit items or minimum dollar amounts		250,000
Net capital deficiency		$ (180,589)
Net capital in deficiency of 5% of aggregate debit items or 120% of minimum net capital requirement		$ (230,589)
Percentage of net capital to aggregate debits		-

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's amended unaudited Form X-17A-5, Part II-A filing as of March 31, 2012.

UNITED FIRST PARTNERS LLC

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS' ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)

PERIOD FROM JULY 31, 2011 (COMMENCEMENT OF OPERATIONS) TO MARCH 31, 2012

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

One Penn Plaza
36th Floor
New York, NY 10119
212.867.1319

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS' ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)

To the Member of
United First Partners LLC

In planning and performing our audit of the financial statements and supplemental schedules of **UFP LLC** (the "Company") as of March 31, 2012 and for the period from July 31, 2011 (commencement of operations) to March 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or "aggregate debits") and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control, and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibilities are safeguarded against loss from unauthorized use or disposition, and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses.

We identified certain deficiencies in internal control that we consider to be material deficiencies and communicated them to management and those charged with governance. During period from July 31, 2011 to March 31, 2012, the Company did not have adequate procedures, including the oversight of its accounting functions to properly calculate and maintain the minimum net capital required by Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1(a)(1)(ii)). At March 31, 2012, the Company had a net capital deficit of $180,589 which was not corrected until May 18, 2012.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at March 31, 2012, to meet the Commission's objectives.

This report is intended solely for the use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
May 29, 2012